Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

RE: Unique Underwriters, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed July 14, 2011

File No. 333-172850

Dear Mr. Riedler:

Thank you for your comment letter dated August 11, 2011 (the "Comment Letter") with respect to the above-captioned Registration Statement. We have filed our Amendment No. 6 to the Registration Statement on Form S-1/A of Unique Underwriters, Inc. (the "Company"), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

We are acknowledging that:

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

·                  The action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·                  We may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1.      Please update your financial statements as required by Item 8-08 of Regulation S-X. Your Management’s Discussion and Analysis should also be revised accordingly.

Response: Financial statements and Management’s Discussion and Analysis were updated to June 30, 2011

Please see pages 26-40 of the Amendment.

2.      Although Amendment No. 5 to your registration statement was filed on July 14, 2011, you disclose on your cover page that the prospectus is dated June 16, 2011. Please update this disclose and all other disclosure in your registration statement so that it is current as of the date of filing or as required under the regulations promulgated under the Securities Act of 1933.

Response: Current date was applied

3.      You disclose that you are “in the process of completing the Form 211 application with Spartan Securities Group, LTD 100 2nd Avenue South, 300N St Petersburg, Florida 33701. We expect to file our Form 211 application with FINRA in June, 2011.” Please update this disclosure on your cover page and pages 3 and 17 to consistently disclose whether you have filed this application.

Response: Spartan filed the application on May 31, 2011 and FINRA responded on June 7, 2011 by only asking for S-1 effective date.

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4.      Please revise your disclosure throughout your registration statement to use a consistent font size that is legible throughout the registration statement. As on example, your use of a small font for the address of Spartan Securities Group and when you expect to file your Form 211 application on page 3 is not appropriate.

Response: Font size was amended to same for entire document

Prospectus Summary

Summary Information about Unique Underwriters, Inc., page 5

5.      Please be more specific in your description of your company’s operations. In particular, based on your website and other public information about your company, you should disclose that you are currently principally engaged in the recruitment of independent agents who will sell term, universal life, and whole life insurance policies, as well as final expense insurance policies and annuities, none of which are originated by you and none of which are sold directly by you. This comment is applicable both here and in your Description of Business beginning on page 21.

Response: UUI is currently principally engaged in the recruitment of independent agents who will sell term, universal life, and whole life insurance policies, as well as Final Expense insurance policies and annuities, none of which are originated by UUI and none of which are sold directly by UUI.

Please see pages 5,18 of the Amendment.

6.      Please describe here and in your Description of Business the complete nature of your relationship with your independent agents, including the methods by which you recruit them, the agreements you enter into upon recruitment, the training you provide, your oversight of them, the average amount you charge them to purchase leads from you and the fact that over 36% of your revenues are generated through the sale of such leads. If your agents pay you any additional fees other than through the purchase of leads, please disclose this as well.

Response: The relationship with our Independent agents is an independent contractor relationship. The agents are not employees but are contractually obligated to work for UUI under an agency agreement executed by them upon the commencement of the relationship. UUI recruits Independent agents to work with UUI by placing advertisements in Career Builder, Monster, Craigslist, Facebook, email blast, direct mail, opportunity meetings and word of mouth.

UUI also recruits agents indirectly through our agent network who also recruit agents through word of mouth, recruiting ads in Monster, Career Builder, Craigslist, email blast, opportunity meetings and direct mail. UUI provides free basic training for all agents in the areas of Mortgage Protection and Final Expense insurance which consist of Term, Universal Life, Whole Life and Annuities. This training is done via webinars and conference calls hosted directly by UUI every two weeks.

UUI also promotes an advanced training two day course that we call “Boot Camp.” The average cost for the two day advanced training class called “Boot Camp” is $250. UUI does not receive any of this revenue. JD Butcher is the “Boot Camp” director and all proceeds go to him for conducting the class.

UUI’s oversight of the agents consists of making sure that they are in compliance with all insurance regulations pertaining to the sale of insurance products as well as making sure that they follow the guidelines set forth in their agency agreements. UUI’s management meets once a week to review and overlook all lead and insurance sales associated with the agents. Management also meets once a week to make sure that the agents are producing quality business for the insurance carriers. In addition, through UUI’s mentoring program UUI provides a person for the agents to call that works for UUI and is called UUI “Agency Mentor”. Then he/she helps them with any questions they may have associated with products, sales, leads, insurance, regulations, guidelines, and technical support associated with the websites hosted by both UUI and the insurance carriers.

UUI generates leads from people that have a mortgage loan by sending direct mail to them and once the postage paid return mail comes back to UUI those are called leads. UUI also generates leads by sending direct mail to senior citizens advertising Final Expense insurance. UUI then distributes these leads through email and our website called “The Lead Station”. The Mortgage Protection leads are sold to the independent agents for an average cost of $38 per lead and the Final Expense leads are sold to the agents for an average cost of $26 per lead. These $38 and $26 leads have never been sold to an agent and are considered our best quality leads and are called our “A” leads. The agents have the ability to get their “A” lead cost down to $2.00 if they sell a certain amount of insurance from the “A” leads. This is an incentive from UUI to motivate the agents to sell more insurance.

UUI also offers what we call “B” leads to the agents that work in the “Mortgage” and “Final Expense” markets. A “B” lead is an “A” lead that has been purchased once by an agent. The agents have 30 days to generate an insurance sale from the “A” lead before it becomes an available “B” lead to other agents. The ”B” leads consist of three different categories based on how many times an agent has purchased them. A “Gold B” lead has been purchased only once as a former “A” lead. The cost of a “Gold B” lead is $7.00. A “Silver B” lead has been purchased once as an A lead and once as a “Gold B” lead and is sold to an agent at a cost of $5.00 per lead. A “Bronze B” lead has been purchased once as an A lead, once as a “Gold B” lead, and once as a “Silver B” lead and is sold to an agent at a cost of $3.00.

The agents have 30 days to make a sale after they purchase any lead from UUI and after 30 days of having the lead proprietary to them the lead is removed from “The Lead Station” and becomes available to other agents. “1 Year Old B” leads are leads that have been in “The Lead Station” for over a year and are available to agents at a cost of $1.00 per lead. All leads are proprietary for 30 days to any agent who purchases them. The average age of “A” leads is 15 days old. The average age of “B” leads is 365 days old.

UUI removes all leads from being available for purchase after an insurance policy has been generated. In fact over 36% of our total revenues are generated through the sale of all leads. UUI generates fees for anyone who want us to mail for them and this fee is called the “Area Lead Request Deposit” this fee is a $500 deposit to cover the cost of the first two weeks of mailings for the agents . Considering some of the agents are not proven producers UUI hedges its financial risk associated with the new agent that is requesting new mailings to generate “A” leads. UUI also provides membership packages that will allow an agent to avoid paying the $500 “ALRD” by subscribing to a monthly membership package as outlined below. Therefore, UUI also generates monthly fees from the agents by offering the agents what we call membership packages outlined in the below table:

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PREMIUM MEMBERSHIPS - 4 CHOICES
BENEFITS	BASIC	EXECUTIVE	ENTREPRENEUR	PARTNER	FOUNDER
Contracted with UUI Carriers	Yes	Yes	Yes	Yes	Yes
Access to Company Calls	Yes	Yes	Yes	Yes	Yes
Aceess to Company Events and Conventions	Yes	Yes	Yes	Yes 10% Discount	Yes 10% Discount
Access to Lead Station	Yes Only B's	Yes All Leads	Yes All Leads	Yes All Leads	Yes All Leads
Access to Agent Hotline	No	Yes	Yes	Yes	Yes
Access to Agent Mentor	No	Yes	Yes	Yes	Yes
Access to ALR(s)	No	Yes With $500 Reserve Acct	Yes No Reserve Acct Required	Yes No Reserve Acct Required	Yes No Reserve Acct Required
Replicated Corporate Website System ?	No	Yes	Yes	Yes	Yes
Access to Agent Training, Training Videos & Premium Resources	No	Yes	Yes	Yes	Yes
Replicated Life Website System	No	No	No	Yes	Yes
Access to Advanced Boot Camp Training Calls	No	No	Yes	Yes	Yes
Participation in Incentive-Based Profit Sharing	No	No	Yes	Yes	Yes
Basic UNIQUECARE Discount Health Plan membership	No	No	No	Yes	Yes
Notification of all lead specials, prior to general agent notification	No	No	No	Yes	Yes
Commissionable Income	No	No	No	Yes $10/month for each direct Partner Member	Yes $10/mo for each direct Partner $12/mo for each direct Founder
Final Expense B Leads Cost	Full Price	Full Price	Full Price	50% Discount	50% Discount
Free Monthly Leads *5 Free Leads for Every 5 Applications Turned in Each Month (10=10, 15=15, 20=20)	No	No	No	Yes	Yes
ALR & Excess A Lead Cost	N/A	Full Price	Full Price	Full Price	$19/Lead 10 Day Exclusive
A Lead Override Charge on Direct Agents	Yes	Yes	Yes	Yes	No - Wow!
Travel Lead Request (TLR)	No	Yes With $500 Reserve Acct, Full Price, 30 Minimum	Yes No Reserve Acct, Full Price, 30 Minimum	Yes No Reserve Acct, Full Price, 30 Minimum	Yes No Reserve Acct, Only $26/Lead, 30 Minimum
IMAGE OMITTED	IMAGE OMITTED	IMAGE OMITTED	IMAGE OMITTED	IMAGE OMITTED	IMAGE OMITTED
NEW MEMBER COST	FREE	$24.99/MO	$59.99/MO	$99.99/MO	$159.99/MO
Waiving an ALR Deposit	N/A	N/A	FREE 1 YEAR	$59.99/MO	$119.00/MO

Please see pages 5-6, 18-21 of the Amendment.

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7.      Since leads account for 36% of your revenues, please disclose how you obtain the leads. If you acquire the leads through a single source, please disclose the name of the source and describe your relationship with this party.

Response: UUI generates its “A” leads by sending out direct mail. UUI outsources its mailing operation to a mail house called America’s Recommended Mailers Inc. (“ARM”). UUI has an agreement with ARM to mail from their print shop. UUI purchases additional “B” leads from Senior Advisor Services Inc. (“SAS”). SAS has agreed to sell Final Expense Leads to UUI upon request from UUI. UUI also purchases additional “B” leads from Equita Mortgage Group (“Equita”). Equita has agreed to sell Mortgage Protection Leads to UUI upon request from UUI.

Please see page 6, 19 of the Amendment.

8.      In addition to having done so in your Description of Business, you should also disclose here how your commission structure operates, i.e. that your agents sell policies originated by outside carriers and that, through the agency agreements you have entered into with these carriers, both the agent and you earn a commission on each sale, that the average commission split between you and your agents is currently 50/50, and that your outside carriers have agreed to compensate you for any difference between the commission paid to an agent and the original commission paid to you.

Response: UUI agents sell policies originated by outside carriers. Because of the agency agreements UUI has entered into with the insurance carriers, both the agent and UUI earn a commission on each sale. The average commission split between UUI and the agents is currently 50/50, our outside carriers have agreed to compensate UUI for any difference between the commission paid to the agents and the original commission paid to UUI.

Please see page 6, 19 of the Amendment.

9.      Please disclose both here and in your Description of Business the approximate turnover in agents you have experienced since you initiated operations and, in your opinion, the reason for such turnover.

Response: The approximate turnover in agents equates to 10%. Because the agents are Independent and they are not required to purchase leads 90% of them stay under UUI even if they are not generating new business because of the competitive commission levels and diversity of insurance carriers UUI offers them. On average 10% of the agents request a release from UUI to go and work for other organizations. Agents can decide to leave for a number of different reasons. UUI might not be able to generate leads in the areas that they want to work while a competitor may be able to do so. There are several reasons an agent could want to go and work for another Independent Marketing Organization. Some of the reasons are attrition, inability to sell, inability to recruit, natural causes, economic reasons, relocation reasons, cheaper leads elsewhere, or higher commissions from a competitor.

Please see page 6, 19 of the Amendment.

10.   Please disclose both here and in your Description of Business the means by which you generate the leads you sell to your independent agents, and the average age of these leads.

Response: UUI generates its “A” leads by sending out direct mail. UUI outsources its mailing operation to a mail house called America’s Recommended Mailers Inc. (“ARM”). UUI has an agreement with ARM to mail from their print shop. UUI purchases additional “B” leads from Senior Advisor Services Inc. (“SAS”). SAS has agreed to sell Final Expense Leads to UUI upon request from UUI. UUI also purchases additional “B” leads from Equita Mortgage Group (“Equita”). Equita has agreed to sell Mortgage Protection Leads to UUI upon request from UUI.

The average age of “A” leads is 15 days old. The average age of “B” leads is 365 days old.

Please see page 6, 19 of the Amendment.

Description of Oral Agreements, page 6

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11.   We note that you have included identical descriptions of your oral agreements on pages 6-7 and page 16. This detailed disclosure is not appropriate for your Prospectus Summary. Accordingly, please revise your Prospectus Summary to remove the description of your oral agreements on page 6 and the table on page 7.

Response: Removed “Oral Agreement Descriptions” on page 6 and 7.

Risk Factors

General

12.   Please include a risk factor that discusses the nature of your operations, i.e. the fact that you rely completely on your recruitment of independent agents both to market the insurance products you have contracted with third-party carriers to sell, and to purchase leads from you. In this risk factor you should state the percentages of revenue earned by both the sale of insurance products through your agents and by their purchases of your leads, while nothing that a significant decrease in either revenue stream would result in a material adverse effect.

Response: UUI relies completely on its recruitment of independent agents both to market the insurance products that we have contracted with third party carriers to sell and to purchase leads from us. The percentage of revenue earned by the sale of insurance products by our agents is equal to 59% of our total revenue. The percentage of revenue earned by the sale of our leads is equal to 36% of our total revenue and the remaining 5% is composed of membership fees and ALR deposits.

Please see page 8 of the Amendment.

“We have incurred losses from operations and limited cash, which raise substantial doubt as to whether we can continue as a going concern,” page 10

13.   Please include in this risk factor your total losses through the fiscal year ended June 30, 2011, and your belief, if still applicable, that you do not currently have sufficient cash on hand to meet your working capital requirements for the next twelve months.

Response: UUI does not currently have sufficient capital on hand to meet its working capital requirements for the next twelve months.

Please see page 8 of the Amendment.

“Our principal stockholder controls our business affairs, so you will have little or no participation in our business affairs,” page 12

14.   Please remove the first paragraph under the header and, in the remaining paragraph, note that together your Chief Executive Officer and Chief Operating Officer own over 86% of your outstanding common stock.

Response: Paragraph removed. Added Phrase “Chief Executive Officer and Chief Operating Officer own over 86% of our outstanding common stock”

Please see page 10 of the Amendment.

“Our stock is a penny stock…” page 13

15.   You disclose that your management is aware of the abuses that have occurred historically in the penny stock market. We note that Unique Underwriters is included as part of the KCM Holding Corporation’s portfolio at http://kcmholdings.wordpress.com/portfolio/ .. We also note that on June 30, 2011, the Securities and Exchange Commission charged KCM Holdings Corporation and Donald Klein, among others, with securities fraud for their roles in various schemes to manipulate the volume and price of microcap stocks and illegally generate stock sales. The complaint alleges that the schemes featured illicit kickbacks, a bribe to a purported corrupt broker, and the creation of a website to deliver e-mail blasts to potential investors. In a new risk factor, please expand your disclosure to describe your relationship and your executive officers’ relationship with KCM holding and Donald Klein. Please disclose the SEC complaint against KCM Holding Corporation and Donald Klein concerning securities fraud.

Response: KCM Holding Corporation (“KCM”), a corporation with Donald Klein as its CEO, was hired by UUI as a consultant in 2009 to aide UUI in becoming a publicly traded company. UUI paid KCM $40,000 and agreed to issue UUI stock to KCM in return for KCM’s obligation to perform various duties to aide UUI in becoming a publicly traded company. KCM wholly failed to perform its obligations and UUI terminated its consulting agreement with KCM and repudiated any agreement with KCM regarding the issuance of stock. No UUI stock was ever issued to KCM or to any entity controlled by or working with KCM. Therefore, UUI should not be listed as part of KCM’s portfolio. Neither UUI nor its executive officers have any relationship with KCM, Donald Klein or with any entity controlled by or working with KCM and/or Donald Klein. Although UUI has been made aware of an SEC complaint against KCM and Donald Klein concerning securities fraud, UUI was not involved with the complaint, did not participate or aide KCM and/or Donald Klein in any of the activities described in the complaint nor did UUI benefit from any such activities described in the complaint. UUI has not violated any State or Federal Securities Laws nor has any individual employed by or otherwise associated with UUI been implicated or charged with any criminal involvement or violation of law stemming from any of the activities described in the complaint against KCM and Donald Klein.

Please see page 11 of the Amendment.

Selling Security Holders

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Description of Oral Agreements, page 16

16.   Please state for each recipient of common shares the criteria by which you determined the actual amount of common shares to award them and the aggregate value of each issuance.

Response: Added to the Descriptions of Oral Agreements on page 16 for each of the below recipients of common shares, the described criteria for awarding their shares and the aggregate value of each issuance.

Christine Butcher – aggregate value =$12,000.05

The criteria Management used to determine the actual amount of common shares to award Christine Butcher was based on Christine’s experience in the business and her past and current expertise in the insurance marketing profession. Christine also has extensive experience selling Life Insurance and managing direct mail lead programs.

Robert and Michelle Wallace – aggregate value =$6,000

The criteria management used to determine the actual amount of common shares to Robert and Michelle Wallace was based on the extensive experience Robert and Michelle have had in the Insurance Marketing Profession. Management took into account their experience with developing business strategies, policies, and marketing programs from the past. Robert and Michelle both have extensive experience with recruiting and building agencies from the past. They both also have extensive experience selling life insurance.

Marcia McGown – aggregate value = $30,000

The criteria Management used to determine the actual amount of common shares to Marcia McGown was based on her experience with managing a lead generation department. Marcia has experience in managing a lead program and management believes it is appropriate based on her salary to provide her with the common shares that they agreed on.

David Raper – aggregate value = $30,000

The criteria Management used to determine the actual amount of common shares to David Raper was based on his involvement with management at the inception of the corporation. David researched different carriers that UUI should contract with once UUI launches its operations. David provided management with the information that we needed in regards to contracting with carriers prior to the inception of UUI. Management believes it is appropriate for David to receive the common shares agreed on based on his involvement with the company from inception.

Tonya Copeland – aggregate value = $18,750

The criteria Management used to determine the actual amount of common shares to Tonya Copeland was based on her experience with managing office operations. Tonya has experience in managing an office and management believes it is appropriate based on her salary to provide her with the common shares that they agreed on.

Steve Dryzer – aggregate value = $15,000

The criteria Management used to determine the actual amount of common shares to Steve Dryzer was based on his experience as a corporate lawyer with SEC compliance issues. Steve has experience in corporate and securities law and management believes it is appropriate based on his salary to provide him with the common shares that they agreed on.

Fred and Frances Potter – aggregate value =$23,501

The criteria management used to determine the actual amount of common shares to Fred and Frances Potter was based on the extensive experience Fred and Frances Potter have had in the insurance business. Management took into account Fred’s experience with developing financing strategies and policies, and Frances’s experience with recruiting and working with agents. Fred and Frances Potter were also the original incorporators of UUI and management felt that it was appropriate to provide them with the common Stock.

Please see page 14 of the Amendment.

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17.   Please describe with specificity the services Mr. and Mrs. Potter provided to you with respect to your incorporation.

Response: Fred and Frances Potter were the original incorporators and initial directors of UUI. Furthermore, Fred was the initial registered agent for UUI and completed the initial Texas incorporation documents required to form a Texas corporation (Original Certificate of Formation and Articles of Incorporation).

Please see page 14 of the Amendment.

18.   We note that Ms. Copeland’s description of duties is rendered in the first person, indicating that this disclosure was copied from an outside source and not prepared for your registration statement. As this is not appropriate, please modify this disclosure accordingly.

Response: Tonya Copeland, as Operations Manager, is responsible for managing all administrative duties and responsibilities for the office operations. Tonya oversees the processes, transactions, licensing, training, lead management, and carrier coordinator for commissions, licensing, contracting, new business, debt management, and agent management. Along with these duties Tonya is also the executive assistant for Messrs. Wolfe and Simpson and is responsible for booking their travel, setting up their meetings, agent correspondence, and time management tracking. Tonya is also responsible for assisting, reviewing, and completing the necessary documents for all SEC compliance documents, including but not limited to, the S-1, the PCAOB audit, the 15c211 to FINRA, DTC and TA application and all supporting documentation. Agreed to services for 125,000 common shares.

Please see page 14 of the Amendment.

Plan of Distribution, page 17

19.   Please revise the bullet point list following “The selling shareholders may sell the shares from time to time:” to list the third bullet point regarding the $0.15 share price as the first bullet point in this list.

Response: Added phrase to list the third bullet point regarding the $0.15 share price as the first bullet point in this list. “The selling shareholders may sell the shares from time to time:”

Please see page 15 of the Amendment.

Description of Securities to be Registered, page 19

20.   You disclose the number of shares of common stock that are issued and outstanding as of May 19th, 2011. Please update this disclosure.

Response: Date was changed to October 11th, 2011

Please see page 17 of the Amendment.

Description of Business, page 21

21.   As noted in comments included in earlier letters, much of your disclosure in this section resembles literature sent to prospective agents for the purpose of recruiting them. In particular, in paragraphs where you tout your flexible working hours, your “boot camp” training program, and the quality of your leads, you are conveying information that is not truly material to individuals who might be interested in purchasing your common stock from your selling shareholders. We strongly suggest that you review this discussion in its entirety for the purpose of removing any extraneous or inappropriate language and that you confine your disclosure to the information required by Item 101(h) of Regulation S-K or requested by us in our comments. In this regard please revise the following subsections:

·        The Business Model

·        1.1 Mission

·        1.3 Keys to Success

·        2.2 Company History

·        Past Performance of Principals

·        3.2 competitive Conditions

·        3.4 Fulfillment

·        3.5 Future Services

·        5.2.1 Competitive Strategy Summary

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Response: The Business Model

The Company’s keys to success and critical operational factors are based on the following foundations:

· UUI believes homeowners with a mortgage need Mortgage Protection life Insurance to protect their beneficiaries with life insurance coverage to insure that the mortgage can be paid off in the event of their death. Mortgage Protection can be accomplished by the mortgage holder purchasing a Term, Universal, or Whole Life policy, depending on the age, health, and the specific needs of the homeowner. UUI believes seniors need Final Expense life insurance to cover the cost of their burial and other final expenses associated with their eventual demise. Final Expense insurance can be accomplished by the senior purchasing a Term, Universal, or Whole Life policy as well, depending on the specific age, health, and specific needs of the senior.

· Unique Underwriters provides a lead-generation program which provides agents with Mortgage Protection and Final Expense leads.

· Unique Underwriters provides instruction and training to the independent agents on how to sell life insurance utilizing the direct mail leads provided to the agents by UUI.

· Unique Underwriters provides administrative support for the independent agents consisting of processing new agent contracts, new client applications, lead generation, lead distribution, and technical support.

· Unique Underwriters provides marketing support and training for the independent agents consisting of agency building support, agent mentorship, recruiting, and advertising.

1.1 Mission

Unique Underwriters’ mission is to develop a successful Independent Marketing Organization by expanding the direct mail program to generate as many leads as possible in the Mortgage Protection and Final Expense markets and to disperse these leads to our independent agents as efficiently as possible so the agents can increase their productivity for both themselves and UUI. UUI also seeks to provide quality training and agent mentoring to its independent agents with the goal of increasing the recruiting activities by the independent agents thereby allowing UUI to grow exponentially.

1.3 Key to Success

UUI’s key to success is based on increased capitalization thereby leading to greater geographical coverage by our direct mail lead program. The more leads we are able to generate, the more policies the independent agents will sell. Due to the increased number of leads associated with such mailings the independent agents will have a better opportunity to recruit agents and develop their agencies thereby resulting in greater commissions for the agents and revenue for UUI.

2.2 Company History

Samuel Wolfe and Ralph Simpson decided to collectively start Unique Underwriters with a focus on capturing a large market share of the Mortgage Protection and Final Expense life insurance industries.

Unique Underwriters, Inc. was incorporated in the State of Texas on July 28, 2009. UUI is a National Independent Marketing Organization that specializes in Mortgage Protection life insurance, Final Expense life insurance, and annuities.

After its incorporation, Unique Underwriters spent the first 10 months of business as a development stage company. Although Unique Underwriters started generating revenue in June 2010, it has not yet shown a profit and is presently a growth stage company with a limited history of operations.

Past Performance of Principals:

In 2003, Mr. Wolfe co-founded another mortgage protection insurance company, Equita Mortgage Group (EMG), an Independent Marketing Organization (IMO), specializing in the mortgage protection market, where he led the design and implementation of all sales, marketing, and administrative procedures. With Mr. Wolfe as the President and Chief Marketing Officer, EMG’s in-house mail center generated on average one million mailers per month to generate leads for the independent agents. Mr. Wolfe has 8 years of experience developing and managing an IMO.

Mr. Simpson was first recruited into the mortgage protection insurance industry in 2001. His agency, “The Simpson Group” would later produce over $100 million in life insurance sales in 2005. The Simpson Group was responsible for recruiting over 15,000 agents during its operations period. Mr. Simpson has experience with managing and recruiting agents along with training and supervising them. He also has experience with direct mail, lead management, marketing, and administrative procedures.

3.2 Competitive Comparison

UUI’s current and anticipated principal competitors are some of the following: Amerilife, BayPlanning, EPIC, Consolidated Underwriters, ALB Marketing, National Agents Alliance, Insurance Wholesalers and Life & Annuity Masters.

UUI provides Mortgage Protection and Final Expense life insurance leads as well as A rated insurance carriers that offer a variety of Term, Universal, Whole Life, and annuity products. UUI also offers agent training, sales, marketing, and administrative support. We believe that these services provided to our agents give UUI an edge over its competition.

3.4 Fulfillment

The key to fulfilling our clients’ insurance needs is providing them with an opportunity to acquire an insurance product from an independent agent that satisfies their insurance needs in Mortgage Protection life insurance, Final Expense life insurance, or annuities. The key to fulfilling our agents’ needs is providing them with leads, training, oversight and support so they can provide quality service to their clients and agents.

3.5 Future Services

Management will seek to strategically advance market equity and shareholder value. This will be reviewed on a quarterly basis. Future services are constantly under review by Samuel Wolfe and Ralph Simpson.

5.2.1 Competitive Strategy Summary

Sales Training

UUI agents have the opportunity to participate in an advanced training program which teaches them how to sell insurance products to prospective clients. Agents have the opportunity to purchase leads at various prices from UUI, said prices to depend on the age of the leads from our newly generated and aged inventory of leads.

Please see page 18- 21 of the Amendment.

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22.   Please revise your disclosure to remove the numbers that precede the subsection headings as they do not appear to provide any meaning, organization or structure to your filings and appear to be copied from another document.

Response: Numbers were removed

The Business Model, page 22

23.   We note your statement that your agents are permitted to recruit others to work for them. Please explain this in greater detail, particularly with respect to the commissions structure that would result and your oversight, or lack thereof, over any such sub-agents. Please also state the extent to which you are aware of your agents having exercised this option and recruiting others to market the insurance products of your partners, and the approximate amount of revenue you believe has been generated through these relationships. Please include the revenue figure in the Results of Operations section of your Management’s Discussion and Analysis.

Response: UUI encourages agents to recruit other sub agents so that they can create a down line of agents and receive override commissions from the sale of life insurance. When an insurance policy is sold, a large portion of the first year's premium is paid out to various people who were directly or indirectly involved in the sale of that policy. The writing agent receives the bulk of the compensation, and because our independent agents have an override agreement directly with the insurance carriers that UUI represents, the recruiting agent is often paid a smaller portion, called an override, for their role in facilitating the sale. When an agent recruits a subagent into his/her down line the agent is responsible for overseeing, training, and mentoring the subagent to increase the subagents right to receive increased commissions and UUI oversees this commission structure as well, all as per the below table. UUI provides administrative and marketing support to all of its direct agents and subagents from our home office located at 5650 Colleyville TX 76034. The approximate amount of revenue generated through these relationships equates to 80% of our total revenue as shown in the Results of Operations section of Management’s Discussion and Analysis.

GENERAL MANAGER ……95% commission

(Level achieved when $200,000 in annualized premium is submitted to the insurance carriers that UUI is appointed with for 3 consecutive months between personal production and subagents)

REGIONAL MANAGER ……90% commission

(Level achieved when $100,000 in annualized premium is submitted to the insurance carriers that UUI is appointed with for 3 consecutive months between personal production and subagents)

AGENCY MANAGER ……85% commission

(Level achieved when $75,000 in annualized premium is submitted to the insurance carriers that UUI is appointed with for 3 consecutive months between personal production and subagents)

TEAM LEADER ……80% commission

(Level achieved when $50,000 in annualized premium is submitted to the insurance carriers that UUI is appointed with for 2 consecutive months between personal production and subagents)

PLATINUM AGENT ……75% commission

(Level achieved when $25,000 in annualized premium is submitted to the insurance carriers that UUI is appointed with for 2 consecutive months between personal production and subagents)

GOLD AGENT ……70% commission

(Level achieved when $15,000 in annualized premium is submitted to the insurance carriers that UUI is appointed with for 2 consecutive months between personal production and subagents)

SILVER AGENT ……65% commission

(Level achieved when $10,000 in annualized premium is submitted to the insurance carriers that UUI is appointed with for 2 consecutive months between personal production and subagents)

BRONZE AGENT ……60% commission

(Level achieved when $7,500 in annualized premium is submitted to the insurance carriers that UUI is appointed with for 2 consecutive months between personal production and subagents)

ENTRY LEVEL AGENT……55% commission

Please see page 19 of the Amendment.

(9)

2.1 Company Ownership, page 24

24.   You disclose that you will become a publicly traded entity. Please revise to disclose that when the registration statement becomes effective you will be a registrant and subject to the reporting requirements of the Securities Exchange Act of 1934. Please note that you will not be a publicly traded entity until your stock is traded on an exchange.

Response: Company Ownership

When this Registration Statement becomes effective Unique Underwriters will be a Registrant and subject to the reporting requirements of the Securities Exchange Act of 1934. Unique Underwriters will not become a publicly traded entity until our stock is traded on an exchange. At that time, Samuel Wolfe will be our CEO, President and Director and Ralph Simpson will be our COO, Chairman, and Director.

Please see page 22 of the Amendment.

Services, page 25

25.   Given your limited operating history, please provide a basis for your belief that you have established an excellent reputation in your industry, or otherwise remove this statement from your disclosure.

Response: “we believe we have established an excellent reputation in our industry” statement has been removed.

Please see page 23 of the Amendment.

26.   Please expand the tabular disclosure on this page by including the approximate date (i.e. month and year) when you initiated each of these relationships.

Response:

Appointments
UNIQUE UNDERWRITERS INC.
Company	Active
AMERICAN GENERAL LIFE INSURANCE COMPANY	05/27/2010
AMERICAN-AMICABLE LIFE INSURANCE COMPANY OF TEXAS	05/22/2010
ASSURITY LIFE INSURANCE COMPANY	08/10/2010
COLUMBIAN LIFE INSURANCE COMPANY	05/21/2010
INDEPENDENT ORDER OF FORESTERS, THE	09/03/2010
LIFE INSURANCE COMPANY OF THE SOUTHWEST	06/04/2010
MONUMENTAL LIFE INSURANCE COMPANY	12/11/2010
NORTH AMERICAN COMPANY FOR LIFE AND HEALTH INSURANCE	03/24/2011
OCCIDENTAL LIFE INSURANCE COMPANY OF NORTH CAROLINA	06/02/2010
ROCKLAND LIFE INSURANCE COMPANY	07/22/2010
STONEBRIDGE LIFE INSURANCE COMPANY	05/21/2010
WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO	05/21/2010

Please see page 23 of the Amendment.

5.2 Marketing Strategy, page 27

27.   Please expand your disclosure to describe your current marketing strategy, rather than include a list of generic goals for the company. For example, it appears that you are seeking to market to agents to join your company and your business is dependent on the recruitment of new agents. It appears that you market via your company website, youtube.com and Facebook.com. If true, please disclose this information and any other methods by which you are conducting your marketing.

Response: 5.2 Marketing Strategy

UUI’s marketing strategy consists of determining what products or services may be of interest to our agents and customers, and the strategy to use in sales, communications and business development. UUI’s marketing strategy is an integrated process through which we build strong customer relationships and create value for our independent agents and clients. UUI focuses on developing its lead generation departments which will generate leads throughout the United States. With the customer and agent as the focus of our activities, marketing management is a major component of our overall business strategy. UUI realizes that in order to satisfy its organizational objectives, our organization should anticipate the needs and wants of the independent agent and clients, and satisfy these more effectively than our competitors. Some of the methods we utilize in our marketing strategy include, our company website www.uniqueunderwriters.com, www.Youtube.com , www.Facebook.com, www.Craiglist.com, www.Monster.com, www.careerbuilder.com, and www.Twitter.com

Please see page 25 of the Amendment.

(10)

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

28.   We note the statement that the Prospectus includes “forward-looking statements” as that term is used in the Private Securities Litigation Reform Act of 1995. As you are not currently a U.S. reporting company, you are not eligible for the safe harbor and should not reference the Private Securities Litigation Reform Act of 1995. Please revise to remove your reference to the Act.

Response: All reference to “forward-looking statements” and reference to the Act have been removed

Management, page 53

29.   Please remove all extraneous information from the biographical descriptions of your executive officers and provide all disclosure required by item 401 (e) of Regulation S-K. For example, for Mr. Wolfe, it is not appropriate to include information regarding his “prestigious boarding school in Connecticut,” his “keen mind for marketing,” his marriage or son. In addition, please delete the statistics included in the second paragraph of Mr. Wolfe’s biography and that you are a “premier marketing company” or provide us with your basis for each of the statements. Please similarly revise your disclosure in Mr. Simpson biography.

Response: Bios

Samuel Wolfe, Chief Executive Officer, President, Director

Samuel Wolfe attended Barry University in Miami, Florida. Mr. Wolfe started in the financial services sector in 2002. His primary focus in the past and present has been the Mortgage Protection, Final Expense, Tax Shelter Annuities, 403b, and Annuity markets.

In 2003, Mr. Wolfe co-founded another mortgage protection insurance company, Equita Mortgage Group (EMG), an Independent Marketing Organization (IMO), focusing on Mortgage Protection insurance. While employed at EMG Mr. Wolfe was responsible for managing the Mortgage Protection insurance business, including providing leads for agents nationwide specializing in the mortgage protection market, where he led the design and implementation of all sales and marketing strategies.

In June 2009, Mr. Wolfe co-founded Unique Underwriters, Inc.

Ralph Simpson, Chief Operating Officer, Chairman, Director

Mr. Simpson started on his business journey at the age of 18, when he purchased his first income producing property in England. After Mr. Simpson graduated from college in England, over the next several years, Mr. Simpson built and sold several businesses. Mr. Simpson was recruited into the mortgage protection insurance industry in 2001.

In 2005, Mr. Simpson founded a insurance pre licensing school called Simpson Sales Academy. Simpson Sales Academy does not conflict with nor compete with Unique Underwriters, Inc. In June 2009, Mr. Simpson co-founded Unique Underwriters, Inc.

Please see page 43 of the Amendment.

30.   Please expand your disclosure for Messrs. Wolfe and Simpson to disclose the attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. See Item 401 (e) of Regulation S-K.

Response: In light of the business and structure of Unique Underwriters, it was important to choose directors with the particular experience, qualifications and skills in order to serve as directors of the Company. The two persons affiliated with UUI who have the most experience in the insurance industry are Samuel Wolfe and Ralph Simpson. In the case of Mr. Wolfe, he has previously co-founded a mortgage protection insurance company and an independent marketing organization which focused on mortgage protection insurance. In the case of Mr. Simpson, he has worked in the mortgage protection insurance industry since 2001 and previously founded his own insurance agency called R Simpson & Associates Inc. In addition, both Mr. Wolfe and Mr. Simpson have experience with developing, managing and supervising marketing, administrative and sales departments for insurance marketing companies.

Please see page 43 of the Amendment.

31.   Please describe the circumstances of your Chief Executive Officer’s departure from Equita Mortgage Group together with the reasons he and your Chief Operating Officer decided to form Unique Underwriters, Inc.

Response: Mr. Wolfe decided to leave Equita because he believed he could accomplish more with his own IMO than what he had achieved at Equita. Mr. Wolfe sought out Mr. Simpson due to Mr. Simpson’s experience in the areas of recruiting and marketing in the insurance business. Mr. Wolfe and Mr. Simpson agreed to co-found Unique Underwriters because they each desired to have an IMO that they mutually owned instead of being an employee/agent for another IMO.

Please see page 43 of the Amendment.

(11)

32.   Please describe each of the companies the Simpson Group was affiliated with prior to the formation of Unique Underwriters, Inc. and verify whether or not this group has now disbanded in light of your Chief Operating Officer’s full-time employment with you.

Response: “The Simpson Group” was affiliated with “National Agents Alliance” prior to the formation of Unique Underwriters Inc. “The Simpson Group” is owned by Ralph Simpson and is now only used for his real estate investments.

33.   It appears from your Description of Oral Agreements that there are several individuals who could be considered executive officers in addition to your Chief Executive Officer and Chief Operating Officer, including your Senior vice President, your Vice President of Training, your Lead manger and your Director of Operations. Please explain why it is that you do not consider these individuals to be officers and have not provided the required biographical disclosures under Regulation S-K.

Response:

Robert Wallace is “Chief Sales Manager”;

Christine Butcher is “Chief Marketing Manager”;

Michelle Wallace is “Chief Training Manager”; and,

Tonya Copeland is “Operations Manager”.

The service providers are not executive officers within UUI as only the CEO and COO have been designated as such by the Board of Directors. In addition, all employment agreements and publicly disseminated information about these persons has been so amended.

Executive Compensation, page 54

34.   Please revise your disclosure to include compensation for the year ended June 30, 2011.

Response: We have revised the disclosure to include compensation for the year ended June 30, 2011.

Please see page 44 of the Amendment.

Board Committee, page 54

35.   You disclose that the members of each of your audit committee, compensation committee and governance committee are your sole two directors, Messrs. Wolfe and Simpson. Please explain why you have established these committees if you have your entire board of two non-independent directors on the committees. Please also disclose here that your sole directors are Messrs. Wolfe and Simpson and that they are not independent.

Response: Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance committee and staffed these three committees with the individuals best suited to accomplish the duties and responsibilities associated with audit, compensation and governance within UUI. Those individuals are Samuel Wolfe and Ralph Simpson and they are therefore the sole members of our Audit Committee, Compensation Committee and Governance Committee. The sole directors of UUI are Samuel Wolfe and Ralph Simpson and they are not independent directors.

Please see page 44 of the Amendment.

Certain Relationships and Related Transactions and Director Independence, page 55

36.   Please disclose that you have no independent directors.

Response: In fact, we have no independent directors.

Security Ownership of Certain Beneficial Owners and Management, page 55

37.   Please update this table to be as of the most recent practicable date.

Response: Dates were updated.

Please see page 45 of the Amendment.

Undertakings, page 57

38.   Please remove your references to “small business issuer” in paragraph (4) and each subsection thereof. Please revise to use “registrant.” See Item 512(a)(6) of Regulation S-K.

Response: “small business issuer” was changed to “registrant”

Please see page 48 of the Amendment.

Signatures

39.   Please sign the document as of a current date. The document is dated as of May 19, 2011 in one location and July 14, 2011 in another. Please revise.

Response: Current date inserted

Very truly yours,

Signed by Samuel Wolfe, CEO UUI

cc: Sasha Parikh, SEC

Gus Rodriguez, SEC

Jennifer Riegel, SEC